BRAD R. RESWEBER 404.885.3132 telephone 404.962.6698 facsimile brad.resweber@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

September 21, 2012

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	AGCO Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 1-12930

Ladies and Gentlemen:

On behalf of AGCO Corporation (the “Company”), we are providing responses to the Staff’s comment letter dated September 7, 2012. The comments relate to the Company’s Form 10-K for the year ended December 31, 2011. In this letter references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Comment #1

Please tell us about your contacts with Iran, Syria and Sudan since your letter to us of September 17, 2009. As you are aware, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letter, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. In this regard, we note 2010 news reports and third party company profiles reporting that you have a relationship with Iran Tractor Manufacturing Company. Please tell us about any relationship with this company. Your response should also describe any products, equipment, components, and services you have provided to Iran, Syria or Sudan, and any agreements, commercial arrangements, or other contracts you have had with the governments of these countries, or entities controlled by the governments of these countries.

Cecilia Blye, Chief

September 21, 2012

Response

The Company has continued to maintain the Export Controls and Sanctions Policy that governs sales into countries that are subject to sanctions as described in our September 17, 2009 response letter. This policy is applicable to both the parent company as well as its domestic and foreign subsidiaries. The Company’s Chief Compliance Officer has continued to review the policy regularly with the appropriate staff members and believes that the Company and its subsidiaries are in compliance with it.

To the Company’s knowledge, since the September 17, 2009 response letter neither the Company nor any of its U.S. subsidiaries sold products in or to Iran, Sudan or Syria. To the extent that non-U.S. subsidiaries sold products to Iran, Sudan or Syria, to the Company’s knowledge they only sold foreign-made products containing less than 10% U.S. content. These sales are of farm machinery and related replacement parts and are generally made through distributors. In each case, the distributor operates entirely independently of the Company and its U.S. subsidiaries, and to the Company’s knowledge no “U.S. Person” has any involvement with the sales.

Since the September 17, 2009 response letter, the Company’s non-US subsidiaries have issued credit notes to Iran Tractor Manufacturing Company in connection with verified claims for wrong, defective or missing parts from kits of products supplied before 2008. In 2010, the Company’s non-US subsidiaries sold Brazilian-sourced components valued at approximately $20,200 to Iran Tractor Manufacturing Company, but otherwise the Company has not sold any additional products to Iran Tractor Manufacturing Company since September 2009.

Comment #2

Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Cecilia Blye, Chief

September 21, 2012

Response

In the aggregate, sales to Iran, Syria and Sudan aggregated approximately $3.0 million, $7.1 million, $14.6 million and $1.4 million during 2009, 2010, 2011, and for the year to date through June 30, 2012, respectively. The Company’s total sales for 2009, 2010, 2011, and for the year to date through June 30, 2012, were $6.5 billion, $6.9 billion, $8.7 billion and $4.9 billion, respectively, meaning that the sales to these three countries aggregated less than 0.1% of total sales since 2009. As a consequence, these sales were immaterial to the Company’s results of operations and financial conditions. In addition, the Company intends to cease all sales to Iran, even by non-U.S. subsidiaries, as a result of recent Federal legislation.

We appreciate that some investors have proposed or adopted terrorism related investment policies. To our knowledge, none of the Company’s shareholders have ever raised the Company’s sales to Iran, Syria and Sudan as a concern. In addition, given the small size of these sales, we do not believe that they are likely to be a concern in the future.

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Should the Staff have questions about any of the Company’s responses or have additional comments, please feel free to contact me.

Sincerely,

/s/ Brad R. Resweber

Brad R. Resweber

cc:	Debra Kuper

Andy Beck

Martin Richenhagen

W. Brinkley Dickerson, Jr.

AGCO CORPORATION

September 21, 2012

AGCO Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely yours,

/s/ Debra E. Kuper

Debra E. Kuper
Vice President, General Counsel and
Corporate Secretary